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                 Collins & Aikman Announces Heartland's Plan to
                       Purchase Additional Common Shares

     TROY, MICHIGAN, August 6, 2002 -- Collins & Aikman Corporation (NYSE:CKC) announced today that it has been advised by Heartland Industrial Partners, L.P., its largest shareholder, that Heartland and certain directors of the Company associated with Heartland may seek to purchase up to an aggregate of 5,000,000 shares of the Company's common stock. The purchases may be made from time to time in the open market, with the amount and the timing of the purchases depending on market conditions, at the direction of Heartland or the particular directors.

     J. Michael Stepp, Vice Chairman and Chief Financial Officer of Collins & Aikman, commented, "The Company appreciates the support of our largest stockholder and the individual directors that are interested in purchasing additional stock." The directors of the Company indicating that they may purchase shares include David A. Stockman, the Company's non-executive Chairman, and Daniel P. Tredwell.


     Collins & Aikman Corporation is a global leader in cockpit modules and automotive floor and acoustic systems and a leading supplier of instrument panels, automotive fabric, plastic-based trim, and convertible top systems. The Company's current operations span the globe through 15 countries, more than 120 facilities and over 25,000 employees who are committed to achieving total excellence. Collins & Aikman's high-quality products combine superior design, styling and manufacturing capabilities with NVH "quiet" technologies that are among the most effective in the industry. Information about Collins & Aikman is available on the Internet at www.collinsaikman.com.


     This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the anticipated results because of certain risks and uncertainties, including but not limited to general economic conditions in the markets in which Collins & Aikman operates, fluctuations in the production of vehicles for which the Company is a supplier, changes in the popularity of particular car models or particular interior trim packages, the loss of programs on particular car models, labor disputes involving the Company or its significant customers, changes in consumer preferences, dependence on significant automotive customers, the level of competition in the automotive supply industry, pricing pressure from automotive customers, the substantial leverage of the Company and its subsidiaries, limitations imposed by the Company's debt facilities, charges made in connection with the integration of operations acquired by the Company, the implementation of the reorganization plan, risks associated with conducting business in foreign countries and other risks detailed from time-to-time in the Company's Securities and Exchange Commission filings.



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